EXHIBIT 99.1

Midroog Ltd. and S&P Maalot Ltd. confirm their current ratings of iIAA and
Aa2 in connection with the issuance of additional debentures

Further to the Immediate Reports of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated May 22, 2013 regarding the results of the tender offer to institutional investors and the issuance of NIS 600,265,000 par value of its (series 6) debentures and NIS 189,900,000 par value of its (series 7) debentures, the Company announced that S&P Maalot Ltd. and Midroog Ltd. confirmed their credit ratings of iIAA and Aa2 with stable prospect with respect to an issuance of up to NIS 1 billion par value of debentures by expanding the existing (series 6) and (series 7) debentures.